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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SOLEXA, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
83420X 10 5
(CUSIP Number)
Christian G. Cabou
Senior Vice President and General Counsel
Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA 92121
(858) 202-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
Frederick W. Kanner, Esq.
Michael J. Aiello, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	83420X 10 5	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Illumina, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
33-0804655

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,154,639

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

5,154,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,154,639

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

Item 1. Security and Issuer.
          This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Solexa, Inc., a Delaware corporation (“Solexa”). The address of the principal executive offices of Solexa is 25861 Industrial Boulevard, Hayward, CA 94545.
Item 2. Identity and Background.
          (a), (b) and (c) This Statement is filed by Illumina, Inc., a Delaware corporation (“Illumina”). Illumina has its principle place of business at 9885 Towne Centre Drive, San Diego, CA 92121. The principle business of Illumina is developing and marketing next generation tools for the large-scale analysis of genetic variation and function.
          (d) During the last five years, neither Illumina, nor any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, neither Illumina, nor any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          The source of funds used for the purchase of Solexa Common Stock, as described in Item 4 below under “Securities Purchase Agreement,” was the working capital of Illumina. The aggregate amount of funds used by Illumina to purchase shares of Solexa Common Stock was $49,999,998.
Item 4. Purpose of Transaction.
          On November 12, 2006, Illumina entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Callisto Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Illumina (“Merger Sub”), and Solexa, for a stock-for-stock merger transaction (the “Merger”). The Merger Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein. In addition, on November 12, 2006, Illumina entered into a definitive Securities Purchase Agreement (the “Securities Purchase Agreement”) with Solexa in which Illumina agreed to invest approximately $50 million in Solexa in exchange for newly issued shares of Solexa Common Stock. The Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. The purchase by Illumina of shares of Solexa Common Stock as contemplated by the Securities Purchase Agreement was completed on November 13, 2006.
Securities Purchase Agreement
          Pursuant to the terms of the Securities Purchase Agreement, Illumina agreed to purchase 5,154,639 newly issued shares of Solexa Common Stock for $9.70 per share, representing an aggregate cash consideration of $49,999,998. The Securities Purchase Agreement contains customary representations, warranties and covenants and is subject to customary closing conditions. In addition, the Securities Purchase Agreement provides for certain rights and obligations in connection with the termination of the Merger Agreement as well as certain voting and transfer restrictions, as more fully set forth therein.
          In the event of a termination of the Merger Agreement under certain circumstances, the Securities Purchase Agreement provides Illumina with certain demand registration and piggyback registration rights with respect to the shares of Solexa Common Stock purchased by Illumina pursuant to the Securities Purchase Agreement. In addition, in the event of a termination of the Merger Agreement and the consummation of an alternative transaction by Solexa under certain circumstances that requires Solexa to pay a termination fee to Illumina pursuant to the Merger

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Agreement, the Securities Purchase Agreement provides Illumina with an option to sell its shares of Solexa Common Stock back to Solexa at a purchase price of $9.70 per share.
          The rights and obligations of Illumina and Solexa relating to the voting and transfer of the shares of Solexa Common Stock purchased by Illumina pursuant to the Securities Purchase Agreement are described under Item 6 below.
Merger Agreement
          Under the terms of the Merger Agreement, which has been unanimously approved by the Boards of Directors of both companies, Merger Sub will be merged with and into Solexa and, upon consummation of the Merger, each outstanding share of Solexa Common Stock will be converted into the right to receive a fraction of a share of Illumina common stock equal to the exchange ratio set forth in the Merger Agreement. This exchange ratio will be determined by dividing $14.00 by the volume weighted average trading price of Illumina common stock as reported by the Nasdaq National Market (“NASDAQ”) for ten randomly selected trading days during the 20-day trading period ending five trading days prior to the closing of the Merger (the “Illumina Average Price”). If the Illumina Average Price is equal to or greater than $47.30, then the exchange ratio will be fixed at 0.296 of a share of Illumina common stock, and if the Illumina Average Price is equal to or less than $40.70, then the exchange ratio will be fixed at 0.344 of a share of Illumina common stock.
          The Merger is subject to regulatory approvals, approval by shareholders of both companies and other customary conditions. The Merger Agreement also contains mutual representations and warranties of the parties covering customary matters. Each of the parties to the Merger Agreement also makes various covenants in the Merger Agreement, including those requiring the parties to use reasonable efforts to consummate the transaction and prohibiting such parties from taking certain actions that would impede the consummation of the transaction. The Merger Agreement also contains certain termination rights for both Illumina and Solexa, including the payment of a termination fee in the amount of $18 million by Solexa or Illumina under certain circumstances.
          Upon the closing of the Merger, the Solexa Common Stock will cease to exist and will no longer be listed on NASDAQ and each holder of Solexa Common Stock will become a holder of Illumina common stock in accordance with the exchange ratio described above. As a result of the closing of the Merger, Solexa will become a wholly-owned subsidiary of Illumina.
Item 5. Interest in Securities of the Issuer.
          (a) As of the closing of the securities purchase pursuant to the Securities Purchase Agreement on November 13, 2006, Illumina is the beneficial owner of 5,154,639 shares of Solexa Common Stock, representing approximately 12.3% of Solexa’s outstanding Common Stock.
          (b) Number of shares as to which Illumina has:
(i)	sole power to vote or to direct the vote: see line 7 of cover sheet.

(ii)	shared power to vote or to direct the vote: see line 8 of cover sheet.

(iii)	sole power to dispose or to direct the disposition: see line 9 of the cover sheet.

(iv)	shared power to dispose or to direct the disposition: see line 10 of the cover sheet.
          (c) Except for the Securities Purchase Agreement and the Merger Agreement and the transactions contemplated by those agreements, no transactions in Solexa Common Stock were effected by Illumina during the 60 days preceding the date of this Statement.
          (d) No other person except Illumina is known to have the rights to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, shares of the Solexa Common Stock beneficially owned by Illumina and covered by this Statement.

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          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
     The Securities Purchase Agreement contains restrictions on Illumina’s ability to transfer and vote the shares of Solexa Common Stock acquired thereunder and grants certain put rights to Illumina:
•	In the event the Merger Agreement is terminated, Illumina may not sell, offer to sell, solicit offers to buy, loan, pledge or dispose of any of the shares of Solexa Common Stock it has acquired under the Securities Purchase Agreement (each, a “Disposition”) or effect any hedging, short sale or other transaction that is designed or would reasonably be expected to lead to or result in a Disposition (each, a “Short Sale”) for six months following termination of the Merger Agreement (the “Primary Lock-Up Period”). Further, Illumina may not effect Dispositions or Short Sales of more than one-third of the aggregate number of shares of Solexa Common Stock purchased, in each of the three-month periods during the period beginning six months following termination of the Merger Agreement and ending 15 months following termination of the Merger Agreement (the “Secondary Lock-Up Period”). Notwithstanding the above, Illumina may effect one block sale of all or a portion of the Solexa Common Stock that it owns in a single trade at any time beginning with the date the registration statement covering the Solexa Common Stock purchased under the Securities Purchase Agreement becomes effective and ending the later of (i) three months after the termination of the Merger Agreement, (ii) ten days after the date the registration statement filed by Solexa on behalf of Illumina pursuant to the Securities Purchase Agreement becomes effective and (iii) seven months after November 13, 2006, which, in the case of clause (iii), results in a one-month extension of the Primary Lock-Up Period and the Secondary Lock-Up Period.

•	Illumina is obligated to cause its shares of Solexa Common Stock to be voted proportionally with the balance of votes cast during any meeting to approve the Merger and all related transactions and matters. Further, starting with the first shareholder vote or written consent after termination of the Merger Agreement, Illumina will cause its shares to be voted either in accordance with the recommendation of the Board of Directors of Solexa or proportionally with the balance of the votes cast at any such meeting. This will continue until the fifth anniversary of the termination of the Merger Agreement or until Illumina is a beneficial holder of less than 5% of the Solexa Common Stock then issued and outstanding.

•	Illumina has a put right that obligates Solexa to buy back all or a portion of the Solexa Common Stock purchased by Illumina pursuant to the Securities Purchase Agreement at a price of $9.70 per share if the Merger Agreement is terminated under certain circumstances that would require Solexa to pay a termination fee under the Merger Agreement and Solexa consummates an alternative transaction as described in the Securities Purchase Agreement.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger, dated as of November 12, 2006, by and among Illumina, Inc., Callisto Acquisition Corp. and Solexa, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Illumina, Inc. on November 13, 2006).

2	Securities Purchase Agreement, dated as of November 12, 2006, by and between Illumina, Inc. and Solexa, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Illumina, Inc. on November 13, 2006).

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ILLUMINA, INC.
By:	/s/ Christian O. Henry
Christian O. Henry
Vice President and Chief Financial Officer

Dated: November 20, 2006

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SCHEDULE A
     The following is a list of the directors and executive officers of Illumina, setting forth the current position of each of such persons with Illumina. The business address of each person listed below is c/o Illumina, Inc., 9885 Towne Centre Drive, San Diego, CA 92121.

Name	Present Principal Occupation
Jay T. Flatley	President and Chief Executive Officer of Illumina

Christian O. Henry	Vice President and Chief Financial Officer of Illumina

Tristan B. Orpin	Vice President of Worldwide Sales of Illumina

John R. Stuelpnagel, D.V.M.	Senior Vice President and Chief Operating Officer of Illumina

David L. Barker, Ph.D.	Vice President and Chief Scientific Officer of Illumina

Christian G. Cabou	Senior Vice President and General Counsel

Daniel M. Bradbury	Director of Illumina

Karin Eastham	Director of Illumina

Jack Goldstein, Ph.D.	Director of Illumina

Paul Grint, M.D.	Director of Illumina

William H. Rastetter, Ph.D.	Director of Illumina

David R. Walt, Ph.D.	Director of Illumina

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